 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Donelan, Thomas (Last) (First) (Middle) 9468 Montgomery Road (Street) Cincinnati, OH 45245 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Synbiotics Corporation SBIO 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/31/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
   Officer (give title below)        Other (specify below)

Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Series B Convertible Preferred Stock		$10/31/2002		J			21,796,668			Common Stock	21,796,668(1)	$(1)	0
Series C Convertible Preferred Stock	$(1)	10/31/2002		J		21,796,668		(1)	(1)	Common Stock	21,796,668(1)	$(1)	21,796,668(1)	I	(1)
Explanation of Responses:

(1) On October 31, 2002, Redwood West Coast, LLC exchanged 2,800 shares of Series B Convertible Preferred Stock of Synbiotics Corporation for 2,800 shares of Series C Convertible Preferred Stock of Synbiotics Corporation. Redwood West Coast, LLC is the beneficial owner of 2,800 shares of Series C Convertible Preferred Stock of Synbiotics Corporation. Mr. Donelan is a 17.7616% owner of Redwood West Coast, LLC - owning 10.6251% individually and 7.1365% through Redwood Holdings, Inc. (Mr. Donelan is a 24.9% beneficial owner under an ESOP which owns 100% of Redwood Holdings, Inc.). In addition, Mr. Donelan serves on the Management Committee of Redwood West Coast, LLC, which has sole voting and dispositive power with respect to the shares. The shares are convertible into shares of common stock at any time into such number of shares of common stock by dividing each share of Series C Convertible Preferred Stock, valued at $1,000, by the conversion price - initially set at $0.1286 (these conversion features are identical to that of the Series B Convertible Preferred Stock). Mr. Donelan disclaims beneficial ownership of the shares reflected above, except to the extent of his direct and indirect pecuniary interest in Redwood West Coast, LLC.

By: /s/ Thomas A. Donelan, by Keith A. Butler his attorney-in-fact 12/31/2002 ** Signature of Reporting Person Date SEC 1474 (9-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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